UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place,
55 Par-la-Ville Road,
Hamilton HM 11, Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]        Form 40-F [  ]

Seadrill Announces Third Quarter 2024 Results and Increases Full-Year Guidance

Hamilton, Bermuda, November 12, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE: SDRL) today announced its third quarter 2024 results and revised 2024 guidance.

Quarterly Highlights
•Delivered operating profit of $47 million and Adjusted EBITDA(1) of $93 million, achieving $350 million of Adjusted EBITDA(1) year-to-date
•Increased midpoint for full-year 2024 Adjusted EBITDA(1) guidance by 13% from $340 million to $385 million
•Repurchased 4.0 million shares during the third quarter for $183 million, bringing year-to-date repurchases to $427 million

Financial Highlights

Figures in USD million, unless otherwise indicated	Three months ended September 30, 2024	Three months ended June 30, 2024
Total Operating Revenues	354	375
Contract Revenues	263	267
Operating Profit	47	288
Adjusted EBITDA(1)	93	133
Adjusted EBITDA Margin(1)	26.3%	35.5%
Diluted Earnings Per Share ($)	0.49	3.49

“Seadrill’s third quarter results exceeded expectations, leading us to raise our full-year guidance. We secured additional drilling work for the Sevan Louisiana and mobilized the West Auriga and West Polaris to Brazil, where they are undergoing customer and regulatory acceptance,” said President and Chief Executive Officer, Simon Johnson. “In the absence of an immediate market opportunity for the West Phoenix, we stacked the rig and released the crews, refusing to contribute to our own white space, waiting on the market to change.”

“We will continue to be disciplined stewards of shareholder capital, remaining focused on maximizing cash flow per rig as we seek to contract uncommitted capacity in 2025 and into 2026. Despite the near-term imbalance between available rigs and opportunities, we remain resolute in our belief in the strength and durability of the offshore drilling industry and Seadrill’s position within it. Operating a concentrated fleet of premium floaters supported by a strong balance sheet positions us well to withstand market movements and generate improving returns through the cycle.”

Financial and Operational Results
Third quarter 2024 operating revenues totaled $354 million, compared to $375 million in the second quarter, a decrease of 6%. Contract revenues were $263 million, similar to prior quarter results, as sequential improvements in the average dayrate and economic efficiency earned across the Company's rig fleet were offset by fewer operating days, following scheduled contract completions. Management contract revenues were $62 million in the third quarter, down $3 million from the second quarter, when the Company recognized retroactive adjustments to the management fee earned from its Sonadrill joint venture. Leasing revenues were $9 million, compared to $26 million in the second quarter, as retroactive bareboat charter (BBC) income for the West Gemini and approximately $10 million of BBC income earned by the Qatar jack-up rigs sold by Seadrill in June 2024 did not repeat. Reimbursable revenues were $20 million during the quarter.

Third quarter 2024 operating expenses increased by 6% to $307 million, compared to $290 million in the second quarter. Vessel and rig operating expenses increased $7 million, or 4%, to $172 million, and management contract expense increased $4 million, or 10%, to $45 million. The timing of repairs and maintenance drove higher operating expenses across the Company's rig fleet. The relative rise in management contract expense reflects higher personnel costs. Reimbursable expenses of $19 million offset reimbursable revenues. Selling, general, and administrative expenses were $27 million.

Net income for the third quarter was $32 million. Adjusted EBITDA(1) was $93 million, compared to $133 million in the prior quarter. Second quarter results included $21 million in retroactive adjustments related to management fees and BBC income related to Sonadrill and BBC income earned by jack-up rigs sold in June 2024. Third quarter Adjusted EBITDA Margin(1), excluding reimbursables, was 27.5%.

Balance Sheet and Cash Flow
At quarter-end, Seadrill had gross principal debt of $625 million and $592 million in cash and cash equivalents, including $26 million of restricted cash, for a net debt position of $33 million. Net cash used in operating activities during the third quarter of 2024 was $27 million. Capital expenditures were $131 million, including $78 million of payments for long-term maintenance captured in operating cash flows and $53 million in capital upgrades captured in investing cash flows. Free Cash Flow(1) was $(80) million and was impacted by Brazil contract preparation for the West Auriga and West Polaris.
During the third quarter, Seadrill repurchased a total of 4.0 million shares for $183 million, under its current $500 million share repurchase authorization. Since initiating its repurchase programs in September 2023, the Company has returned a total of $692 million to shareholders through the end of the third quarter, repurchasing approximately 15.3 million shares and reducing its issued share count by 19%.

Operational and Commercial Activity
The Sevan Louisiana continued its existing contract with an independent operator in the U.S. Gulf of Mexico, securing the rig’s services into November 2024. As of November 12, 2024, Seadrill’s Order Backlog(2) was approximately $2.3 billion. For 2025, the Company has 70% of available rig days contracted across its marketed and managed rig fleet. The Company today provided an updated fleet status report on the Investor Relations section of its website, www.seadrill.com.

Outlook
Based on third quarter results, Seadrill revised its full-year 2024 guidance. The Company now expects total operating revenues between $1,390 million and $1,410 million; Adjusted EBITDA(1) of $375 million and $395 million; and long-term maintenance and capital expenditures between $420 million and $440 million. Guidance includes $63 million of reimbursable revenue and expenses.

Conference Call Information
The Company will host a conference call to discuss its results on Wednesday, November 13 at 08:00 CT / 15:00 CET. Interested participants may join the call by dialing +1 (800) 715-9871 (Conference ID: 5348977) at least 15 minutes prior to the scheduled start time. The Company will webcast the call live on the Investor Relations section of its website, where a replay will be available afterwards.

(1) These are non-GAAP measures. For a definition and a reconciliation to the most comparable GAAP measure, see Appendices.
(2) Order Backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. It includes management contract revenues and lease revenues from bareboat charter arrangements and excludes revenues for mobilization, demobilization, contract preparation, and other incentive provisions and backlog relating to non-consolidated entities.

About Seadrill
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.

Contact
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

Forward-Looking Statements
This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this news release, including, without limitation, those regarding the Company’s outlook and guidance, plans, strategies, business prospects, rig activity, share repurchases and changes and trends in its business and the markets in which it operates, are forward-looking statements. These statements may include words such as "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology in connection with any discussion of the timing or nature of future operating or financial performance or other events. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: those described under Item 3D, “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new or reactivated rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance, special periodic surveys, upgrades and regulatory work for the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, fluctuations in the international price of oil, international financial market conditions, inflation, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the review of competition authorities, the impact of global economic conditions and global health threats, pandemics and epidemics, our ability to maintain relationships with suppliers, customers, employees and other third parties, our ability to maintain adequate financing to support our business plans, our ability to successfully complete and realize the intended benefits of any mergers, acquisitions and divestitures, and the impact of other strategic transactions, our liquidity and the adequacy of cash flows to satisfy our obligations, future activity under and in respect of the Company’s share repurchase program, our ability to satisfy (or timely cure any noncompliance with) the continued listing requirements of the New York Stock Exchange, or other exchanges where our shares may be listed, the cancellation of drilling contracts currently included in reported contract backlog, losses on impairment of long-lived fixed assets, shipyard, construction and other delays, the results of meetings of our shareholders, political and other uncertainties, including those related to the conflicts in Ukraine and the Middle East, and any related sanctions, the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to acquisitions or dispositions, our ability to successfully integrate with Aquadrill LLC following its merger with the Company, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters in the jurisdictions in which we operate, customs and environmental matters, the potential impacts on our business resulting from decarbonization and emissions legislation and regulations, the impact on our business from climate-change generally, the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems, and other important factors described from time to time in the reports filed or furnished by us with the SEC.

The foregoing risks and uncertainties are beyond our ability to control, and in many cases, we cannot predict the risks and uncertainties that could cause our actual results to differ materially from those indicated by the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. We expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in our expectations or beliefs with regard to the statement or any change in events, conditions or circumstances on which any forward-looking statement is based, except as required by law.

Investors should note that we announce material financial information in SEC filings, press releases and public conference calls. Based on guidance from the SEC, we may use the Investors section of our website (www.seadrill.com) to communicate with investors. It is possible that the financial and other information posted there could be deemed to be material information. The information on our website is not part of, and is not incorporated into, this news release.

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
(In $ millions, except per share data)	2024	2023	2024	2023
Operating revenues
Contract revenues	263	324	805	839
Reimbursable revenues (1)	20	16	55	39
Management contract revenues (1)	62	63	185	185
Leasing revenues (1)	9	8	46	22
Other revenues (1)	—	3	5	9
Total operating revenues	354	414	1,096	1,094
Operating expenses
Vessel and rig operating expenses	(172)	(184)	(517)	(485)
Reimbursable expenses	(19)	(14)	(53)	(36)
Depreciation and amortization	(42)	(39)	(123)	(112)
Management contract expense	(45)	(45)	(124)	(129)
Selling, general and administrative expenses	(27)	(20)	(76)	(48)
Merger and integration related expenses	(2)	(2)	(7)	(21)
Total operating expenses	(307)	(304)	(900)	(831)
Other operating items
Gain on disposals	—	7	203	14
Other operating income	—	—	16	—
Total other operating items	—	7	219	14
Operating profit	47	117	415	277
Financial and other non-operating items
Interest income	6	10	20	22
Interest expense	(15)	(15)	(46)	(44)
Share in results from associated companies (net of tax)	(2)	13	(13)	27
Other financial items	3	(13)	(11)	(19)
Total financial and other non-operating items, net	(8)	(5)	(50)	(14)
Profit before income taxes	39	112	365	263
Income tax expense	(7)	(22)	(20)	(36)
Net income	32	90	345	227
Basic EPS ($)	0.49	1.13	4.97	3.24
Diluted EPS ($)	0.49	1.10	4.82	3.16
(1) Includes revenue received from related parties of $74 million and $246 million, for the three and nine months ended September 30, 2024, respectively, and $73 million and $219 million for the three and nine, months ended September 30, 2023, respectively.

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS

(In $ millions, except share data)	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	566	697
Restricted cash	26	31
Accounts receivables, net	181	222
Amounts due from related parties, net	9	9
Other current assets	255	199
Total current assets	1,037	1,158
Non-current assets
Investment in associated companies	64	90
Drilling units	2,877	2,858
Deferred tax assets	56	46
Equipment	6	10
Other non-current assets	112	56
Total non-current assets	3,115	3,060
Total assets	4,152	4,218
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable	108	53
Other current liabilities	302	336
Total current liabilities	410	389
Non-current liabilities
Long-term debt	610	608
Deferred tax liabilities	10	9
Other non-current liabilities	209	229
Total non-current liabilities	829	846
Commitments and contingencies
SHAREHOLDERS' EQUITY
Common shares of par value $0.01 per share: 375,000,000 shares authorized at September 30, 2024 (December 31, 2023: 375,000,000) and 64,655,325 issued at September 30, 2024 (December 31, 2023: 74,048,962)	1	1
Additional paid in capital	2,065	2,480
Accumulated other comprehensive income	1	1
Retained earnings	846	501
Total shareholders' equity	2,913	2,983
Total liabilities and shareholders' equity	4,152	4,218

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
(In $ millions)	2024	2023
Cash Flows from Operating Activities
Net income	345	227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	123	112
Gain on disposal of assets	(203)	(14)
Share in results from associated companies (net of tax)	13	(27)
Deferred tax (benefit)/expense	(7)	9
Unrealized loss/(gain) on foreign exchange	5	(2)
Amortization of debt issue costs	3	—
Share based compensation expense	12	—
Loss on debt extinguishments	—	10
Other cash movements in operating activities
Payments for long-term maintenance	(167)	(66)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	41	(27)
Trade accounts payable	55	(32)
Prepaid expenses/accrued revenue	(27)	(8)
Deferred revenue	19	6
Deferred mobilization costs	(62)	14
Related party receivables	—	1
Other assets	(19)	(26)
Other liabilities	(50)	(30)
Net cash flows provided by operating activities	81	147
Cash Flows from Investing Activities
Additions to drilling units and equipment	(119)	(53)
Proceeds from disposal of assets	338	14
Net proceeds from disposal of business	—	31
Acquisition of subsidiary	—	24
Proceeds from sales of tender-assist units	—	84
Net cash flows provided by investing activities	219	100
Cash Flows from Financing Activities
Shares repurchased	(431)	(46)
Proceeds from debt	—	576
Repayments of secured credit facilities	—	(478)
Share issuance costs	—	(4)
Bond and RCF issuance costs	—	(28)
Net cash (used in)/provided by financing activities	(431)	20
Effect of exchange rate changes on cash	(5)	4
Net (decrease)/increase in cash and cash equivalents, including restricted cash	(136)	271
Cash and cash equivalents, including restricted cash, at beginning of the period	728	598
Cash and cash equivalents, including restricted cash, at the end of period	592	869

Appendix I - Reconciliation of Operating Profit to Adjusted EBITDA (Unaudited)
Adjusted EBITDA represents operating profit before depreciation, amortization and similar non-cash charges. Additionally, in any given period, the Company may have significant, unusual or non-recurring items which may be excluded from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of Total operating revenues. Adjusted EBITDA excluding Reimbursables, represents Adjusted EBITDA, excluding Reimbursable revenues and Reimbursable expenses. Adjusted EBITDA Margin excluding Reimbursables represents Adjusted EBITDA excluding Reimbursables as a percentage of Total operating revenues excluding Reimbursable revenues.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables are non-GAAP financial measures. The Company believes that the aforementioned non-GAAP financial measures assist investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating profit between periods.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables should not be considered as alternatives to operating profit or any other indicator of Seadrill Limited’s performance calculated in accordance with US GAAP.

The tables below reconcile operating profit to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Reimbursables and Adjusted EBITDA Margin excluding Reimbursables.

Figures in USD million, unless otherwise indicated	Three months ended September 30, 2024	Three months ended June 30, 2024	Nine months ended September 30, 2024
Operating profit	47	288	415
Depreciation and amortization	42	43	123
Merger and integration related expenses	2	3	7
Gain on disposal	—	(203)	(203)
Other adjustments (1)	2	2	8
Adjusted EBITDA (a)	93	133	350
Total operating revenues (b)	354	375	1,096
Adjusted EBITDA margin (a)/(b)	26.3%	35.5%	31.9%

Figures in USD million, unless otherwise indicated	Three months ended September 30, 2024	Three months ended June 30, 2024
Adjusted EBITDA (a)	93	133
Reimbursable revenues	(20)	(15)
Reimbursable expenses	19	14
Adjusted EBITDA excluding Reimbursables (c)	92	132
Total operating revenues (b)	354	375
Reimbursable revenues	(20)	(15)
Total operating revenues excluding Reimbursable revenues (d)	334	360
Adjusted EBITDA margin excluding Reimbursables (c)/(d)	27.5%	36.7%
The table below reconciles operating profit to Adjusted EBITDA for the 2024 guidance numbers presented in the "Outlook" section:

	2024 Guidance
Figures in USD million, unless otherwise indicated	Low end of the range	High end of the range
Operating profit	385	405
Depreciation and amortization	171	171
Merger and integration related expenses	14	14
Gain on sale of assets	(203)	(203)
Other adjustments (1)	8	8
Adjusted EBITDA (a)	375	395
Total operating revenues (b)	1,390	1,410
Adjusted EBITDA margin (a)/(b)	27.0%	28.0%
(1) Primarily related to costs associated with the closure of the Company's London office, announced in 2023.

Appendix II - Contract Revenues Supporting Information (Unaudited)

Contract Revenues Supporting Information(1)	Three months ended September 30, 2024	Three months ended June 30, 2024
Average number of rigs on contract(2)	10	10
Average contractual dayrates(3) (in $ thousands)	304	289
Economic utilization(4)	95.3%	93.9%

(1) Excludes three drillships managed on behalf of Sonadrill (West Gemini, Sonangol Quenguela, Sonangol Libongos); and excludes rigs bareboat chartered to Sonadrill (West Gemini) and Gulfdrill, before disposal in June 2024 (West Telesto, West Castor, West Tucana).
(2) The average number of rigs on contract is calculated by dividing the aggregate days the Company's rigs were on contract during the reporting period by the number of days in that reporting period.
(3) The average contractual dayrate is calculated by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
(4) Economic utilization is defined as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate, multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than the contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.

Appendix III - Reconciliation of Net cash flows (used in)/provided by operating activities to Free Cash Flow (Unaudited)
The Company also presents Free Cash Flow as a non-GAAP liquidity measure. Free Cash Flow is calculated as Net cash (used in)/provided by operating activities less additions to drilling units and equipment. The table below reconciles Net cash flows (used in)/provided by operating activities to Free Cash Flow for the three months ended September 30, 2024 and June 30, 2024.

Figures in USD million	Three months ended September 30, 2024	Three months ended June 30, 2024
Net cash flows (used in)/provided by operating activities	(27)	79
Additions to drilling units and equipment	(53)	(43)
Free Cash Flow	(80)	36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: November 12, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer
THE SECTIONS OF THIS REPORT ON FORM 6-K ENTITLED “OPERATIONAL AND COMMERCIAL ACTIVITY” AND “FORWARD-LOOKING STATEMENTS” AND THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS REPORT ON FORM 6-K (COLLECTIVELY, THE “INCORPORATED INFORMATION”) ARE HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.